                         SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C.  20549


                                  AMENDMENT NO. 1
                                         TO
                                    SCHEDULE 13D


                     Under the Securities Exchange Act of 1934

                              HAUPPAUGE DIGITAL, INC.
                                  (Name of Issuer)

                              LCO INVESTMENTS LIMITED
                         (Names of Person Filing Statement)


                       COMMON STOCK, PAR VALUE $.01 PER SHARE
                           (Title of Class of Securities)


                                    419131-10-7
                                   (CUSIP Number)


                                CRAIGH LEONARD, ESQ.
                               RICHARDS & O'NEIL, LLP
                                  885 THIRD AVENUE
                                 NEW YORK, NEW YORK
                                       10022
                                   (212) 207-1200
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)


                                   March 19, 1998
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.      / /

                                     SCHEDULE 13D


CUSIP     NO. 419131-10-7

(1)  Name of reporting persons. . . . . . . . . . .    LCO INVESTMENTS LIMITED

     S.S. or I.R.S. identification Nos.
     of above persons . . . . . . . . . . . . . . .



(2)  Check the appropriate box if a                    (a) / /
     member of a group
     (see instructions) . . . . . . . . . . . . . .    (b) / /


(3)  SEC use only . . . . . . . . . . . . . . . . .

(4)  Source of funds
     (see instructions) . . . . . . . . . . . . . .    WC

(5)  Check if disclosure of legal
     proceedings is required pursuant to
     items 2(d) or 2(e) . . . . . . . . . . . . . .    / /

(6)  Citizenship or place of
     organization . . . . . . . . . . . . . . . . .    GUERNSEY, CHANNEL ISLANDS

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power. . . . . . . . . . . . . . .    215,000

(8)  Shared voting power. . . . . . . . . . . . . .    None

(9)  Sole dispositive power . . . . . . . . . . . .    215,000

(10) Shared dispositive power . . . . . . . . . . .    None

(11) Aggregate amount beneficially owned
     by each reporting person . . . . . . . . . . .    215,000


                                  Page 2 of 5 Pages

(12) Check if the aggregate amount in Row
     (11) excludes certain shares (see
     instructions). . . . . . . . . . . . . . . . .    / /

(13) Percent of class represented
     by amount in Row (11). . . . . . . . . . . . .    4.89%

(14) Type of reporting person (see
     instructions). . . . . . . . . . . . . . . . .    CO
















                                  Page 3 of 5 Pages

                 HAUPPAUGE DIGITAL, INC. SCHEDULE 13D AMENDMENT NO. 1

     This Amendment No. 1 to Schedule 13D is being filed in connection with the sale of 110,000 shares of the Common Stock of Hauppauge Digital, Inc. (the "COMPANY") by LCO Investments Limited ("LCO INVESTMENTS"), which sale brings LCO Investments' percentage ownership of the Common Stock below five percent of the outstanding Common Stock of the Company on the date hereof.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Item 5(a) is amended to reflect that as of the date hereof, LCO Investments beneficially owns 215,000 shares of Common Stock, which constitutes 4.89% of the 4,394,102 shares of Common Stock which are believed to be the total number of shares of Common Stock outstanding on the date hereof. LCO Investments is the direct beneficial owner of such shares. ERSE Trust (as the 100% owner of LCO Investments) and CAP Advisers Limited (as the sole trustee of ERSE Trust) are beneficial owners of such shares for purposes of this
Item 5(a).

     (e) The date on which LCO Investments ceased to be the beneficial owner of more than five percent of the number of shares of Common Stock outstanding on the date hereof is March 19, 1998.

                   [THE REMAINDER OF THE PAGE PURPOSELY LEFT BLANK]


























                                  Page 4 of 5 Pages
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                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                        LCO INVESTMENTS LIMITED




Dated:  March 26, 1998                  By /s/ Craigh Leonard
                                           ----------------------------
                                           Craigh Leonard
                                           Attorney-in-Fact




















                                  Page 5 of 5 Pages